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                       [WILSON SONSINI GOODRICH & ROSATI]


                                  JUNE 18, 1999


SECURITIES AND EXCHANGE COMMISSION
MAIL-STOP #3-6
450 FIFTH NW
WASHINGTON, DC 20549-0306
ATTENTION: COREY JENNINGS

FACSIMILE (202) 942-9585

VIA EDGAR SUBMISSION AND FACSIMILE

     RE:  WITHDRAWAL OF MYPOINTS.COM, INC. FORM 8-A FILING

Dear Mr. Jennings:

     On behalf of MyPoints.com, Inc. (the "Company"), we hereby request the withdrawal of the Company's Form 8-A which filing was accepted by the Securities and Exchange Commission (the "Commission") on April 21, 1999. This request for withdrawal of the Company's Form 8-A is being made as the Company's S-1 filing is not expected to be declared effective before the expiration of 60 days from the original filing date of the Form 8-A.

     Any questions regarding this request for withdrawal may be directed to Joseph Fuqua at (650) 565-3897.

                                               Sincerely,

                                               WILSON SONSINI GOODRICH & ROSATI
                                               Professional Corporation



                                               /s/ Joseph D. Fuqua, Esq.
                                               ---------------------------------
                                               Joseph D. Fuqua, Esq.


cc:  Steven M. Markowitz
     Christopher D. Mitchell, Esq.
     Adam D. Levy, Esq.